UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR
15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 2009.
Commission File Number: 001-31221
Total number of pages: 9

NTT DoCoMo, Inc.
(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome
Chiyoda-ku, Tokyo 100-6150
Japan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑       Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐       No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished in this form:

1.	Announcement of new management team
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DoCoMo, Inc.
Date: May 13, 2009	By:	/S/ OSAMU HIROKADO
Osamu Hirokado
Head of Investor Relations

NTT DoCoMo, Inc.
Sanno Park Tower
2-11-1 Nagata-cho
Chiyoda-ku, Tokyo
100-6150, Japan
For Immediate Release
NTT DOCOMO Announces New Management Team
TOKYO, JAPAN, May 13, 2009 — NTT DOCOMO, INC. announced today that its board of directors has met and proposed the following changes in executive positions for official approval at the shareholders and board of directors meetings scheduled on June 19, 2009.
1.	New Corporate Auditor (candidate)

(Name)	(Current Position)
Yoshitaka Makitani	President
NTT BUSINESS ASSOCIE Corporation
Note: Proposed position is external auditor
2.	New Senior Vice Presidents (candidates)

(Name)	(Current Position)
Hiroyasu Asami	Managing Director of Consumer Services Department
Yoshikiyo Sakai	Managing Director of Public Relations Department
Tomohiro Kurosawa	Managing Director of Service Quality Management Department
3.	Resigning Corporate Auditor

(Name)	(Current Position)
Haruo Imai	Corporate Auditor
[expected to become Advisor]
Note: Current position is full-time external auditor

4.	Resigning Senior Vice Presidents

(Name)	(Current Position)
Tatsuji Habuka	Senior Vice President
[expected to join DOCOMO Technology, Inc.]
Shoji Suto	Senior Vice President
[expected to join DOCOMO Business Net Inc.]
Yoshiharu Yamazaki	Senior Vice President
[expected to join Kyowa Exeo Corporation]
5.	Proposal for New Executive Positions and Organizational Responsibilities

(Current Position[s])	(Name)	(Organizational Responsibilities from June 19, 2009)

Senior Vice President Managing Director of Strategic Marketing Department	Masaaki Sado	Senior Vice President Managing Director of Shikoku Regional Office

Managing Director of Consumer Services Department	Hiroyasu Asami	Senior Vice President Managing Director of Consumer Services Department

Managing Director of Public Relations Department	Yoshikiyo Sakai	Senior Vice President Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute

Managing Director of Service Quality Management Department	Tomohiro Kurosawa	Senior Vice President Managing Director of Service Quality Management Department
For further information, please contact:
Shuichiro Ichikoshi or Masaki Okamura
International PR
Public Relations Department
Tel: +81-3-5156-1366
Fax: +81-3-5501-3408
Website: www.nttdocomo.com
Inquiries may also be made through the following URL:
http://www.nttdocomo.com/contact

About NTT DOCOMO
NTT DOCOMO is the world’s leading mobile operator and provider of advanced mobile services. The company serves over 54 million customers in Japan, including 48 million using i-mode™, the world’s most popular mobile e-mail/Internet platform, and 49 million using FOMA™, the world’s original 3G mobile service based on W-CDMA. As a leader in the development of cutting-edge mobile technologies, DOCOMO is continually expanding the role of mobile phones as versatile and highly personalized “lifestyle tools” for everyday life, including with a wide range of innovative services for mobile payments, GPS, mobile TV, multimedia content and much more. NTT DOCOMO is listed on the Tokyo (9437), London (NDCM) and New York (DCM) stock exchanges. For more information, visit www.nttdocomo.com.
FOMA and i-mode are trademarks or registered trademarks of NTT DOCOMO, INC. in Japan and other countries.
FOMA service is only available in Japan.

Attachment
Complete List of Expected Executive Positions and Organizational Responsibilities
as of June 19, 2009

Position(s)	Name	Organizational Responsibilities
President and Chief Executive Officer Member of the Board of Directors	Ryuji Yamada
Senior Executive Vice President Member of the Board of Directors	Kiyoyuki Tsujimura	Responsible for: - Multimedia Services - Technology
Senior Executive Vice President Member of the Board of Directors	Masatoshi Suzuki	Responsible for: - Global Business - Corporate
Senior Executive Vice President Member of the Board of Directors	Hiroshi Matsui	Responsible for: - CSR - Branches in Kanto and Koshinetsu areas
Executive Vice President Member of the Board of Directors	Harunari Futatsugi	Responsible for: - Network
Executive Vice President Member of the Board of Directors	Bunya Kumagai	Responsible for: - Consumer Sales
Executive Vice President Chief Financial Officer Member of the Board of Directors	Kazuto Tsubouchi	Managing Director of Accounts and Finance Department Responsible for: - Business Alliance
Executive Vice President Member of the Board of Directors	Kaoru Kato	Managing Director of Corporate Strategy & Planning Department Managing Director of Mobile Society Research Institute
Executive Vice President Chief Technical Officer Member of the Board of Directors	Mitsunobu Komori	Managing Director of R&D Center

Position(s)	Name	Organizational Responsibilities
Senior Vice President Member of the Board of Directors	Takashi Tanaka	Managing Director of Human Resources Management Department
Senior Vice President Member of the Board of Directors	Katsuhiro Nakamura	Managing Director of General Affairs Department Managing Director of Corporate Citizenship Department
Member of the Board of Directors	Masao Nakamura	Corporate Advisor
Member of the Board of Directors	Hiroshi Tsujigami	—
Executive Vice President	Akio Oshima	Managing Director of Corporate Marketing Division
Executive Vice President	Haruhide Nakayama	Deputy Managing Director of Corporate Marketing Division
Executive Vice President	Shozo Nishimura	Managing Director of Kansai Regional Office
Executive Vice President	Toru Kobayashi	Managing Director of Tokai Regional Office
Senior Vice President	Hiroaki Nishioka	Managing Director of Hokkaido Regional Office
Senior Vice President	Masaki Yoshikawa	Managing Director of Credit Card Business Division
Senior Vice President	Akiko Ide	Managing Director of Chugoku Regional Office
Senior Vice President	Yuji Araki	Managing Director of Advertising & Promotion Department
Senior Vice President	Kiyoshi Tokuhiro	Managing Director of Network Department
Senior Vice President	Seiji Nishikawa	Managing Director of Information Systems Department
Senior Vice President	Toshinari Kunieda	Managing Director of Global Business Division
Senior Vice President	Tsutomu Shindou	Managing Director of Corporate Marketing Department I
Senior Vice President	Kazuhiro Yoshizawa	Managing Director of Corporate Marketing Department II
Senior Vice President	Kiyohito Nagata	Managing Director of Product Department

Position(s)	Name	Organizational Responsibilities
Senior Vice President	Tooru Azumi	Managing Director of Business Process Improvement Office
Senior Vice President	Masaaki Sado	Managing Director of Shikoku Regional Office
Senior Vice President	Yasuhiro Taguchi	General Manager of Kanagawa Branch
Senior Vice President	Seizo Onoe	Managing Director of R&D Strategy Department
Senior Vice President	Tadashi Kitamura	Managing Director of Hokuriku Regional Office
Senior Vice President	Fumio Iwasaki	Managing Director of Kyushu Regional Office
Senior Vice President	Tetsuya Suzuki	Managing Director of Tohoku Regional Office
Senior Vice President	Yoshiyuki Takeda	Deputy Managing Director of R&D Center
Senior Vice President	Hiroyasu Asami	Managing Director of Consumer Services Department
Senior Vice President	Yoshikiyo Sakai	Managing Director of Public Relations Department Deputy Managing Director of Mobile Society Research Institute
Senior Vice President	Tomohiro Kurosawa	Managing Director of Service Quality Management Department

Corporate Auditor	Kenichi Aoki
Corporate Auditor	Shunichi Tamari
Corporate Auditor	Kyouichi Yoshizawa
Corporate Auditor	Takaaki Wakasugi
Corporate Auditor	Yoshitaka Makitani